UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Minority Equality Opportunities Acquisition Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

60436Q2091

(CUSIP Number)

August 26, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 See Item 2(e).

1.	Names of Reporting Persons. Beryl Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 732,544[2]
7. Sole Dispositive Power 0
8. Shared Dispositive Power 732,544

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 732,544

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.8%[3]

12. Type of Reporting Person (See Instructions) IA, OO

2 The Class A Ordinary Shares are included in 732,544 Units of the Issuer. Each Unit consists of one Class A Ordinary Share of the Issuer and one redeemable warrant entitling the holder to purchase one Class A Ordinary Share of the Issuer at a price of $11.50 per share that becomes exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months after the closing of the Issuer’s initial public offering.

3 Based on 12,650,000 shares of Class A Common Stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed on September 3, 2021.

1.	Names of Reporting Persons. Beryl Capital Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 732,544[2]
7. Sole Dispositive Power 0
8. Shared Dispositive Power 732,544

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 732,544

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.8%[3]

12. Type of Reporting Person (See Instructions) IA, PN

2 The Class A Ordinary Shares are included in 732,544 Units of the Issuer. Each Unit consists of one Class A Ordinary Share of the Issuer and one redeemable warrant entitling the holder to purchase one Class A Ordinary Share of the Issuer at a price of $11.50 per share that becomes exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months after the closing of the Issuer’s initial public offering.

3 Based on 12,650,000 shares of Class A Common Stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed on September 3, 2021.

1.	Names of Reporting Persons. Beryl Capital Partners II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 657,107[4]
7. Sole Dispositive Power 0
8. Shared Dispositive Power 657,107

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 657,107

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.2%[5]

12. Type of Reporting Person (See Instructions) PN

4 The Class A Ordinary Shares are included in 657,107 Units of the Issuer. Each Unit consists of one Class A Ordinary Share of the Issuer and one redeemable warrant entitling the holder to purchase one Class A Ordinary Share of the Issuer at a price of $11.50 per share that becomes exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months after the closing of the Issuer’s initial public offering.

5 Based on 12,650,000 shares of Class A Common Stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed on September 3, 2021.

1.	Names of Reporting Persons. David A. Witkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 732,544[2]
7. Sole Dispositive Power 0
8. Shared Dispositive Power 732,544

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 732,544

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.8%[3]

12. Type of Reporting Person (See Instructions) IN, HC

2 The Class A Ordinary Shares are included in 732,544 Units of the Issuer. Each Unit consists of one Class A Ordinary Share of the Issuer and one redeemable warrant entitling the holder to purchase one Class A Ordinary Share of the Issuer at a price of $11.50 per share that becomes exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months after the closing of the Issuer’s initial public offering.

3 Based on 12,650,000 shares of Class A Common Stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed on September 3, 2021.
Item 1.

(a)	Name of Issuer Minority Equality Opportunities Acquisition Inc.

(b)	Address of Issuer's Principal Executive Offices 100 Executive Court, Waxahachie, TX 75165

Item 2.

(a)	The names of the persons filing this statement are:

Beryl Capital Management LLC (“Beryl”), Beryl Capital Management LP (“Beryl GP”), Beryl Capital Partners II LP (the “Partnership”) and David A. Witkin (collectively, the “Filers”). Each Filer disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

(b)	The principal business office of the Filers is located at: 1611 S. Catalina Ave., Suite 309, Redondo Beach, CA 90277

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to the Issuer’s Class A Common Stock, par value $0.0001 (the "Stock").

(e)	The CUSIP number of the Issuer is: 60436Q209

This is the CUSIP of the Issuer’s Units. As of the date of this filing, a CUSIP number for the Issuer’s Class A Common Stock was not available.

1

CUSIP No. 60436Q209

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E), as to Beryl and Beryl GP.

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G), as to Mr. Witkin.

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Beryl is the investment adviser to the Partnership and other private investment funds (collectively, the “Funds”) and other accounts. Beryl is the general partner of Beryl GP, which is also the general partner of one or more of the Funds. Mr. Witkin is the control person of Beryl and Beryl GP. The Funds hold the Stock for the benefit of their investors, and the Funds and Beryl’s other clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Other than the Partnership, no individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Beryl is the investment adviser to the Funds and other accounts. Beryl is the general partner of Beryl GP, which is the general partner of one or more of the Funds. Mr. Witkin is the control person of Beryl.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Material to Be Filed as Exhibits

Exhibit A Joint Filing Agreement.

Item 11.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021

	BERYL CAPITAL MANAGEMENT LLC	BERYL CAPITAL MANAGEMENT LP
		By:	Beryl Capital Management LLC
General Partner
By:	/s/ Andrew Nelson
	Andrew Nelson		By:	/s/ Andrew Nelson
	Chief Operating Officer and CFO			Andrew Nelson
Chief Operating Officer and CFO
BERYL CAPITAL PARTNERS II LP

	By: Beryl Capital Management LP	/s/ David A. Witkin
	General Partner	David A. Witkin

By: Beryl Capital Management LLC
General Partner

By: /s/ Andrew Nelson
Andrew Nelson
Chief Operating Officer
2

CUSIP No. 60436Q209

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G and Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Beryl Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: September 7, 2021

	BERYL CAPITAL MANAGEMENT LLC	BERYL CAPITAL MANAGEMENT LP
		By:	Beryl Capital Management LLC
General Partner
By:	/s/ Andrew Nelson
	Andrew Nelson		By:	/s/ Andrew Nelson
	Chief Operating Officer and CFO			Andrew Nelson
Chief Operating Officer and CFO
BERYL CAPITAL PARTNERS II LP

	By: Beryl Capital Management LP	/s/ David A. Witkin
	General Partner	David A. Witkin

By: Beryl Capital Management LLC
General Partner

By: /s/ Andrew Nelson
Andrew Nelson
Chief Operating Officer